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                                                                   EXHIBIT 99.13
                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

IN RE PURE RESOURCES, INC. )        CONSOLIDATED
SHAREHOLDERS LITIGATION    )        C.A. No. 19876

                                    OPINION

                       Date Submitted: September 27, 2002

                          Date Decided: October 1, 2002

Bruce L. Silverstein, Esquire, Josy Ingersoll, Esquire, Martin S. Lessner, Esquire, John W. Shaw, Esquire, YOUNG, CONAWAY, STARGATT & TAYLOR, LLP, Wilmington, Delaware; R. Bruce McNew, Esquire, TAYLOR & McNEW LLP, Greenville, Delaware, Attorneys for Plaintiff.

Kenneth J. Nachbar, Esquire, Jon E. Abramczyk, Esquire, Brian J. McTear, Esquire, MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; Michael W. Schwartz, Esquire, George T. Conway, III, Esquire, WACHTELL, LIPTON, ROSEN & KATZ, New York, New York, Attorneys for the Unocal Defendants.

Robert K. Payson, Esquire, Donald J. Wolfe, Jr., Esquire, Peter J. Walsh, Jr., Esquire, Kevin R. Shannon, Esquire, Brian C. Ralston, Esquire, Richard L. Renck, Esquire, POTTER ANDERSON & CORROON LLP, Wilmington, Delaware; James Edward Maloney, Esquire, Michael C. Massengale, Esquire, BAKER BOTTS L.L.P., Houston, Texas, Attorneys for the Special Committee Defendants.

Jesse A. Finkelstein, Esquire, Catherine G. Dearlove, Esquire, Richard P. Rollo, Esquire, RICHARDS, LAYTON & FINGER, P.A., Wilmington, Delaware; Timothy R. McCormick, Esquire, William L. Banowsky, Esquire, THOMPSON & KNIGHT, LLP, Dallas, Texas, Attorneys for the Pure Resources Defendants.

STRINE, VICE CHANCELLOR
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         This is the court's decision on a motion for preliminary injunction.
The lead plaintiff in the case holds a large block of stock in Pure Resources, Inc., 65% of the shares of which are owned by Unocal Corporation. The lead plaintiff and its fellow plaintiffs seek to enjoin a now-pending exchange offer (the "Offer") by which Unocal hopes to acquire the rest of the shares of Pure in exchange for shares of its own stock.

         The plaintiffs believe that the Offer is inadequate and is subject to entire fairness review, consistent with the rationale of Kahn v. Lynch Communication Systems, Inc.(1) and its progeny. Moreover, they claim that the defendants, who include Unocal and Pure's board of directors, have not made adequate and non-misleading disclosure of the material facts necessary for Pure stockholders to make an informed decision whether to tender into the Offer.

         By contrast, the defendants argue that the Offer is a non-coercive one that is accompanied by complete disclosure of all material facts. As such, they argue that the Offer is not subject to the entire fairness standard, but to the standards set forth in cases like Solomon v. Pathe Communications Corp.,(2) standards which they argue have been fully met.

         In this opinion, I conclude that the Offer is subject, as a general matter, to the Solomon standards, rather than the Lynch entire fairness standard. I conclude, however, that many of the concerns that justify the Lynch standard are implicated by tender offers initiated by controlling stockholders, which have as their goal the acquisition of the rest of the subsidiary's shares.(3) These concerns should be accommodated within the Solomon form of review, by requiring that tender offers by controlling shareholders be structured in a manner that reduces the distorting

(1)   638 A.2d 1110 (Del. 1994).

(2)   672 A.2d 35 (Del. 1996).

(3) For the purposes of this opinion, my references to tender offers by controlling stockholders means those tender offers in which the controlling stockholder hopes to acquire all of the remaining shares, in the tender itself, or in combination with a later short-form merger.
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effect of the tendering process on free stockholder choice and by ensuring minority stockholders a candid and unfettered tendering recommendation from the independent directors of the target board. In this case, the Offer for the most part meets this standard, with one exception that Unocal may cure.

         But I also find that the Offer must be preliminarily enjoined because material information relevant to the Pure stockholders' decision-making process has not been fairly disclosed. Therefore, I issue an injunction against the Offer pending an alteration of its terms to eliminate its coercive structure and to correct the inadequate disclosures.

                                       I.

         These are the key facts as I find them for purposes of deciding this preliminary injunction motion.

                                       A.

         Unocal Corporation is a large independent natural gas and crude oil exploration and production company with far-flung operations. In the United States, its most important operations are currently in the Gulf of Mexico. Before May 2000, Unocal also had operations in the Permian Basin of western Texas and southeastern New Mexico. During that month, Unocal spun off its Permian Basin unit and combined it with Titan Exploration, Inc. Titan was an oil and gas company operating in the Permian Basin, south central Texas, and the central Gulf Coast region of Texas. It also owned mineral interests in the southern Gulf Coast.

         The entity that resulted from that combination was Pure Resources, Inc. Following the creation of Pure, Unocal owned 65.4% of Pure's issued and outstanding common stock. The remaining 34.6% of Pure was held by Titan's former stockholders, including its managers who stayed on to run Pure. The largest of these stockholders was Jack D. Hightower, Pure's Chairman and Chief Executive Officer, who now owns 6.1% of Pure's outstanding stock before

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the exercise of options. As a group, Pure's management controls between a quarter and a third of the Pure stock not owned by Unocal, when options are considered.

                                       B.

         Several important agreements were entered into when Pure was formed. The first is a Stockholders Voting Agreement. That Agreement requires Unocal and Hightower to vote their shares to elect to the Pure board five persons designated by Unocal (so long as Unocal owns greater than 50% of Pure's common stock), two persons designated by Hightower, and one person to be jointly agreed upon by Unocal and Hightower. Currently, the board resulting from the implementation of the Voting Agreement is comprised as follows:

         Unocal Designees:

         - Darry D. Chessum -- Chessum is Unocal's Treasurer and is the owner of one share of Pure stock.

         - Timothy H. Ling -- Ling is President, Chief Operating Officer, and director of Unocal. He owns one share of Pure stock.

         - Graydon H. Laughbaum, Jr. -- Laughbaum was an executive for 34 years at Unocal before retiring at the beginning of 1999. For most of the next three years, he provided consulting services to Unocal. Laughbaum owns 1,301 shares of Pure stock.

         - HD Maxwell -- Maxwell was an executive for many years at Unocal before 1992. Maxwell owns one share of Pure stock.

         - Herbert C. Williamson, III -- Williamson has no material ties to Unocal. He owns 3,364 shares of Pure stock.

         Hightower Designees:

         - Jack D. Hightower -- As mentioned, he is Pure's CEO and its largest stockholder, aside from Unocal.

         - George G. Staley -- Staley is Pure's Chief Operating Officer and also a large stockholder, controlling 625,261 shares.

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         Joint Designee of Unocal and Hightower:

         - Keith A. Covington -- Covington's only tie to Unocal is that he is a close personal friend of Ling, having gone to business school with him. He owns 2,401 Pure shares.

         As part of the consideration it received in the Titan combination, Unocal extracted a "Business Opportunities Agreement" ("BOA") from Titan. So long as Unocal owns at least 35% of Pure, the BOA limits Pure to the oil and gas exploration and production business in certain designated areas, which were essentially co-extensive with the territories covered by Titan and the Permian Basin operations of Unocal as of the time of the combination. The BOA includes an acknowledgement by Pure that it has no business expectancy in opportunities outside the limits set by the contract. This limitation is not reciprocal, however.

         By contrast, the BOA expressly states that Unocal may compete with Pure in its areas of operation. Indeed, it implies that Pure board members affiliated with Unocal may bring a corporate opportunity in Pure's area of operation to Unocal for exploitation, but may not pursue the opportunity personally.

         Another protection Unocal secured in the combination was a Non-Dilution Agreement. That Agreement provides Unocal with a preemptive right to maintain its proportionate ownership in the event that Pure issues new shares or undertakes certain other transactions.

         Finally, members of Pure's management team entered into "Put Agreements" with Unocal at the time of the combination. The Put Agreements give the managers -- including Hightower and Staley -- the right to put their Pure stock to Unocal upon the occurrence of certain triggering events -- among which would be consummation of Unocal's Offer.

         The Put Agreements require Unocal to pay the managers the "per share net asset value" or "NAV" of Pure, in the event the managers exercise their Put rights within a certain period after a triggering event. One triggering event is a transaction in which Unocal obtains 85% of

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Pure's shares, which could include the Offer if it results in Unocal obtaining that level of ownership. The NAV of Pure is determined under a complex formula dependent largely on Pure's energy reserves and debt. Notably, Pure's NAV for purposes of the Put Agreement could fall below or exceed the price of a triggering transaction, but in the latter event the triggering transaction would provide the Put holders with the right to receive the higher NAV. Although it is not clear whether the Put holders can tender themselves into the Offer in order to create a triggering transaction and receive the higher of the Offer price or the NAV, it is clear that the Put Agreements can create materially different incentives for the holders than if they were simply holders of Pure common stock.

         In addition to the Put Agreements, senior members of Pure's management team have severance agreements that will (if they choose) be triggered in the event the Offer succeeds. In his case, Hightower will be eligible for a severance payment of three times his annual salary and bonus, or nearly four million dollars, an amount that while quite large, is not substantial in comparison to the economic consequences of the treatment of his equity interest in Pure. Staley has a smaller, but similar package, and the economic consequences of the treatment of his equity also appear to be more consequential than any incentive to receive severance.

                                      II.

                                       A.

         With these agreements in mind, I now turn to the course of events leading up to Unocal's offer.

         From its formation, Pure's future as an independent entity was a subject of discussion within its board. Although Pure's operations were successful, its status as a controlled subsidiary of another player in the oil and gas business suggested that the day would come when Pure either had to become wholly-owned by Unocal or independent of it.

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         This reality was made manifest as Pure's management undertook to expand its business. On several occasions, this resulted in requests by Pure for limited waivers of the BOA to enable Pure to take advantage of opportunities beyond the areas designated in that contract. Unocal granted these waivers in each case. Another aspect of this subject also arose, as Unocal considered re-entering areas of geographical operation core to Pure's operations. Concerns arose in the minds of Unocal's lawyers about the extent to which the BOA could truly protect those Unocal officers (i.e., Chessum and Ling) who sat on the Pure board from claims of breach of fiduciary duty in the event that Unocal were to pursue, for example, an opportunity in the Permian Basin. Because Unocal owed an indemnification obligation to Chessum and Ling and because it would be difficult to get officers to serve on subsidiary boards if Unocal did not back them, Unocal obviously was attentive to this uncertainty. Stated summarily, some, if not all, the complications that the BOA was designed to address remained a concern -- a concern that would be eradicated if Unocal purchased the rest of Pure.

         The aggressive nature of Pure's top management also fed this furnace. Hightower is an assertive deal-maker with plans to make Pure grow. To his mind, Unocal should decide on a course of action: either let Pure expand as much it could profitably do or buy the rest of Pure. In one of the negotiations over a limited waiver of the BOA, Hightower put this choice to Unocal in more or less these terms.

         During the summer of 2001, Unocal explored the feasibility of acquiring the rest of Pure. On behalf of Unocal, Pure directors Maxwell and Laughbaum collected non-public information about Pure's reserves, production capabilities, and geographic assets and reported back to Unocal. This was done with the permission of Pure's management. By September 2001, it appeared that Unocal might well propose a merger, but the tragic events of that month and other more mundane factors resulted in the postponement of any proposal. Unocal's Chief Financial

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Officer informed Hightower of Unocal's decision not to proceed and that "all evaluation work on such a transaction ha[d] ceased."(4)
         That last statement was only fleetingly true. The record contains substantial evidence that Unocal's management and board soon renewed their consideration of taking Pure private. Pure director Ling knew that this renewed evaluation was going on, but it appears that he never shared that information with his fellow Pure directors. Nor did Unocal ever communicate to Pure that its September 2001 representation that all evaluation work had ceased was no longer correct. Nonetheless, during this period, Unocal continued to have access to non-public information from Pure.

         Supplementing the pressure for a transaction that was generated by Hightower's expansion plans was a specific financing vehicle that Hightower sought to have the Pure board pursue. In the spring of 2002, Pure's management began seriously considering the creation of a "Royalty Trust." The Royalty Trust would monetize the value of certain mineral nights owned by Pure by selling portions of those interests to third parties. This would generate a cash infusion that would reduce Pure's debt and potentially give it capital to expand. By August of 2002, Hightower was prepared to push hard for this transaction, subject to ensuring that it could be accounted for on a favorable basis with integrity and would not have adverse tax effects.

         For its part, Unocal appears to have harbored genuine concerns about the transaction, in addition to its shared concern about the accounting and tax implications of the Royalty Trust. Among its worries was that the Royalty Trust would simply inflate the value of the Put rights of management by delevering Pure (and increasing its NAV) without necessarily increasing its stock price. The Royalty Trust also complicated any future acquisition of Pure because the

(4)   Dallas Ex. 1.

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formation of the Trust would leave Unocal entangled with the third-parties who invested in it, who might be classified as holding a form of equity in Pure.

         Although the record is not without doubt on the point, it appears that the Pure board decided to pursue consideration of the Royalty Trust during mid-August 2002. During these meetings, however, Chessum raised a host of issues that needed to be resolved favorably before the board could ultimately agree to consummate a Royalty Trust transaction. The plaintiffs argue that Chessum was buying time and trying to throw sand in the gears. Although I believe Unocal was worried about the transaction's effect, I am not prepared to say that Chessum's concerns were illegitimate. Indeed, many of them were shared by Hightower. Nonetheless, what is more evident is that the Royalty Trust discussions put pressure on Unocal to decide whether to proceed with an acquisition offer and that the Royalty Trust was likely not the method of financing that Unocal would use if it wholly-owned Pure.(5)
         I infer that Hightower knew this. Simultaneous with pushing the Royalty Trust, Hightower encouraged Unocal to make an offer for the rest of Pure. Hightower suggested that Unocal proceed by way of a tender offer, because he believed that his Put rights complicated the Pure board's ability to act on a merger proposal.

                                       B.

         Despite his entreaties, Hightower was surprisingly surprised by what came next, as were the members of the Pure board not affiliated with Unocal. On August 20, 2002, Unocal sent the Pure board a letter that stated in pertinent part that:

                  It has become clear to us that the best interests of our respective stockholders will be served by Unocal's acquisition of the shares of Pure Resources that we do not already own....

(5) Unocal's CFO testified that if Unocal was to buy the rest of Pure, it should do so before the Royalty Trust could be formed. See Dallas Dep. at 83-84.

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                  Unocal recognizes that a strong and stable on-shore, North
         America production base will facilitate the execution of its North American gas strategy. The skills and technology required to maximize the benefits to be realized from that strategy are now divided between Union Oil and Pure. Sound business strategy calls for bringing those assets together, under one management, so that they may be deployed to their highest and best use. For those reasons, we are not interested in selling our shares in Pure. Moreover, if the two companies are combined, important cost savings should be realized and potential conflicts of interest will be avoided.

                  Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of Pure (other than Union Oil) will be offered 0.6527 shares of common stock of Unocal for each outstanding share of Pure common stock they own in a transaction designed to be tax-free. Based on the $34.09 closing price of Unocal's shares on August 20, 2002, our offer provides a value of approximately $22.25 per share of Pure common stock and a 27% premium to the closing price of Pure common stock on that date.

                  Unocal's offer is being made directly to Pure's
         stockholders....

                  Our offer will be conditioned on the tender of a sufficient number of shares of Pure common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of Pure common stock and other customary conditions.... Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a "short form" merger of Pure with a subsidiary of Unocal as soon as practicable thereafter. In this merger, the remaining Pure public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.

                  We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about September 5, 2002. Unocal is not seeking, and as the offer is being made directly to Pure's stockholders, Delaware law does not require approval of the offer from Pure's Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of Pure's Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer....(6)

         Unocal management asked Ling and Chessum to make calls to the Pure board about the Offer. In their talking points, Ling and Chessum were instructed to suggest that any Special Committee formed by Pure should have powers "limited to hiring independent advisors (bank

(6)   14D-9 at 17-18.

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and lawyers) and to coming up with a recommendation to the Pure shareholders as to whether or not to accept UCL's offer; any greater delegation is not warranted".(7)

         The next day the Pure board met to consider this event. Hightower suggested that Chessum and Ling recuse themselves from the Pure board's consideration of the Offer. They agreed to do so. After that, the Pure board voted to establish a Special Committee comprised of Williamson and Covington to respond to the Unocal bid. Maxwell and Laughbaum were omitted from the Committee because of their substantial employment histories with Unocal. Despite their work with Unocal in assessing the advisability of a bid for Pure in 2001, however, Maxwell and Laughbaum did not recuse themselves generally from the Pure board's process of reacting to the Offer. Hightower and Staley were excluded from the Committee because there were circumstances in which the Put Agreements could provide them with incentive to support the procession of the Offer, not because the Offer was at the most favorable price, but because it would trigger their right to receive a higher price under the NAV formula in the Put Agreements.

         The precise authority of the Special Committee to act on behalf of Pure was left hazy at first, but seemed to consist solely of the power to retain independent advisors, to take a position on the offer's advisability on behalf of Pure, and to negotiate with Unocal to see if it would increase its bid. Aside from this last point, this constrained degree of authority comported with the limited power that Unocal had desired.

         During the early days of its operation, the Special Committee was aided by company counsel, Thompson & Knight, and management in retaining its own advisors and getting started. Soon, though, the Special Committee bad retained two financial advisors and legal advisors to help it.

(7)   Chessum Ex. 4.

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         For financial advisors, the Special Committee hired Credit Suisse First
Boston ("First Boston"), the investment bank assisting Pure with its consideration of the Royalty Trust, and Petrie Parkman & Co., Inc., a smaller firm very experienced in the energy field. The Committee felt that the knowledge that First Boston had gleaned from its Royalty Trust work would be of great help to the Committee, especially in the short time frame required to respond to the Offer, which was scheduled to expire at midnight on October 2, 2002.

         For legal advisors, the Committee retained Baker Botts and Potter Anderson & Corroon. Baker Botts had handled certain toxic tort litigation for Unocal and was active as lead counsel in representing an energy consortium of which Unocal is a major participant in a major piece of litigation. Nonetheless, the Committee apparently concluded that these matters did not materially compromise Baker Botts' ability to act aggressively towards Unocal.

         After the formation of the Special Committee, Unocal formally commenced its Offer, which had these key features:

         - An exchange ratio of 0.6527 of a Unocal share for each Pure share.

         - A non-waivable majority of the minority tender provision, which required a majority of shares not owned by Unocal to tender. Management of Pure, including Hightower and Staley, are considered part of the minority for purposes of this condition, not to mention Maxwell, Laughbaum, Chessum, and Ling.

         - A waivable condition that a sufficient number of tenders be received to enable Unocal to own 90% of Pure and to effect a short-form merger under 8 Del. C. Section 253.

         - A statement by Unocal that it intends, if it obtains 90%, to consummate a short-form merger as soon as practicable at the same exchange ratio.

         As of this time, this litigation had been filed and a preliminary injunction hearing was soon scheduled. Among the issues raised was the adequacy of the Special Committee's scope of authority.

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         Thereafter, the Special Committee sought to, in its words, "clarify"
its authority. The clarity it sought was clear: the Special Committee wanted to be delegated the full authority of the board under Delaware law to respond to the Offer. With such authority, the Special Committee could have searched for alternative transactions, speeded up consummation of the Royalty Trust, evaluated the feasibility of a self-tender, and put in place a shareholder rights plan (a.k.a., poison pill) to block the Offer.

         What exactly happened at this point is shrouded by invocations of privilege. But this much is clear. Having recused themselves from the Pure board process before, Chessum and Ling reentered it in full glory when the Special Committee asked for more authority. Chessum took the lead in raising concerns and engaged Unocal's in-house and outside counsel to pare down the resolution proposed by the Special Committee. After discussions between Counsel for Unocal and the Special Committee, the bold resolution drafted by Special Committee counsel was whittled down to take out any ability on the part of the Special Committee to do anything other than study the Offer, negotiate it, and make a recommendation on behalf of Pure in the required 14D-9.

         The record does not illuminate exactly why the Special Committee did not make this their Alamo. It is certain that the Special Committee never pressed the issue to a board vote and it appears that the Pure directors never seriously debated the issue at the board table itself. The Special Committee never demanded that Chessum and Ling recuse themselves from consideration of this issue, much less Maxwell and Laughbum.

         At best, the record supports the inference that the Special Committee believed some of the broader options technically open to them under their preferred resolution (e.g., finding another buyer) were not practicable. As to their failure to insist on the power to deploy a poison pill -- the by-now de rigeur tool of a board responding to a third-party tender offer -- the record

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is obscure. The Special Committee's brief suggests that the Committee believed that the pill could not be deployed consistently with the Non-Dilution Agreement protecting Unocal, but nowhere indicates how Unocal's contractual right to preserve its 65% position precluded a rights plan designed solely to keep it at that level. The Special Committee also argues that the pill was unnecessary because the Committee's ability to make a negative recommendation -- coupled with Hightower's and Staley's by-then apparent opposition to the Offer -- were leverage and protection enough.

         My ability to have confidence in these justifications has been compromised by the Special Committee's odd decision to invoke the attorney-client privilege as to its discussion of these issues. Because the Committee delegated to its legal advisors the duty of negotiating the scope of the Committee's authority and seems to have acquiesced in their acceptance of defeat at the hands of Unocal's lawyers, invocation of the privilege renders it impossible for me know what really went on.(8)

         The most reasonable inference that can be drawn from the record is that the Special Committee was unwilling to confront Unocal as aggressively as it would have confronted a third-party bidder. No doubt Unocal's talented counsel made much of its client's majority status and argued that Pure would be on uncertain legal ground in interposing itself -- by way of a rights plan -- between Unocal and Pure's stockholders.

(8) Although time constraints hamper my ability to factor in this issue, in general it seems unwise for a special committee to hide behind the privilege, except when the disclosure of attorney-client discussions would reveal litigation-specific advice or compromise the special committee's bargaining power. In other than those circumstances, the very nature of the special committee process as an integrity-ensuring device requires judicial access to communications with advisors, especially when such committees rely so heavily on these advisors to negotiate and provide expertise in the absence of the unconflicted assistance of management. In other cases, of course, this court has drawn explicitly drawn negative inferences when a board has shielded its actions from view. See, e.g, Chesapeake Corp. v. Shore, 771 A.2d 293, 301 (Del. Ch. 2000) (citing Mentor Graphics Corp. v. Quickturn Design Sys., Inc., Del. Ch., C.A. No. 16584, tr. at 505, Jacobs, V.C. (Oct. 23,1998)).

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         Realizing that Unocal would not stand for this broader authority and sensitive to the expected etiquette of subsidiary-parent relations, the Pure board therefore decided not to vote on the issue, and the Special Committee's fleeting act of boldness was obscured in the rhetoric of discussions about "clarifying its authority."

         Contemporaneous with these events, the Special Committee met on a more or less continuous basis. On a few occasions, the Special Committee met with Unocal and tried to persuade it to increase its offer. On September 10, for example, the Special Committee asked Unocal to increase the exchange ratio from
0.6527 to 0.787. Substantive presentations were made by the Special Committee's financial advisors in support of this overture.

         After these meetings, Unocal remained unmoved and made no counteroffers.(9) Therefore, on September 17, 2002, the Special Committee voted not to recommend the Offer, based on its analysis and the advice of its financial advisors. The Special Committee prepared the 14D-9 on behalf of Pure, which contained the board's recommendation not to tender into the Offer. Hightower and Staley also announced their personal present intentions not to tender, intentions that if adhered to would make it nearly impossible for Unocal to obtain 90% of Pure's shares in the Offer.

      During the discovery process, a representative of the lead plaintiff, which is an investment fund, testified that he did not feel coerced by the Offer. The discovery record also reveals that a great deal of the Pure stock held by the public is in the hands of institutional investors.

(9) Earlier, it had made one move: it refused to extend a limited waiver of the BOA allowing Pure to pursue new opportunities outside its core area of operations.

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            III. The Plaintiffs' Demand For A Preliminary Injunction

                                 A. The Merits

         The plaintiffs advance an array of arguments, not all of which can be dealt with in the time allotted to me for decision. As a result, I concentrate on those of the plaintiffs' claims that are most important and that might, if meritorious, justify injunctive relief. For the most part, Unocal has taken the lead in responding most comprehensively on behalf of the defendants, who also include all the members of the Pure board. The director-defendants mostly confine themselves to defending their own actions and to responding to the plaintiffs' allegation that Pure's 14D-9 omits and misstates material information.

         Distilled to the bare minimum, the plaintiffs argue that the Offer should be enjoined because: (i) the Offer is subject to the entire fairness standard and the record supports the inference that the transaction cannot survive a fairness review; (ii) in any event, the Offer is actionably coercive and should be enjoined on that ground; and (iii) the disclosures provided to the Pure stockholders in connection with the Offer are materially incomplete and misleading.

         In order to prevail on this motion, the plaintiffs must convince me that one or more of its merits arguments have a reasonable probability of success on the merits, that the Pure stockholders face irreparable injury in the absence of an injunction, and that the balance of hardships weighs in favor of an injunction.(10)

             B. The Plaintiffs' Substantive Attack on the Offer

                                       1.

         The primary argument of the plaintiffs is that the Offer should be governed by the entire fairness standard of review. In their view, the Structural power of Unocal over Pure and its

(10) See, e.g., Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1341 (Del. 1987).
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board, as well as Unocal's involvement in determining the scope of the Special
Committee's authority, make the Offer other than a voluntary, non-coercive transaction. In the plaintiffs' mind, the Offer poses the same threat of (what I will call) "inherent coercion" that motivated the Supreme Court in Kahn v. Lynch Communication Systems, Inc.(11) to impose the entire fairness standard of review on any interested merger involving a controlling stockholder, even when the merger was approved by an independent board majority, negotiated by an independent special committee, and subject to a majority of the minority vote condition.

         In support of their argument, the plaintiffs contend that the tender offer method of acquisition poses, if anything, a greater threat of unfairness to minority stockholders and should be subject to the same equitable constraints. More case-specifically, they claim that Unocal has used inside information from Pure to foist an inadequate bid on Pure stockholders at a time advantageous to Unocal. Then, Unocal acted self-interestedly to keep the Pure Special Committee from obtaining all the authority necessary to respond to the Offer. As a result, the plaintiffs argue, Unocal has breached its fiduciary duties as majority stockholder, and the Pure board has breached its duties by either acting on behalf of Unocal (in the case of Chessum and Ling) or by acting supinely in response to Unocal's inadequate offer (the Special Committee and the rest of the board). Instead of wielding the power to stop Unocal in its tracks and make it really negotiate, the Pure board has taken only the insufficient course of telling the Pure minority to say no.

         In response to these arguments, Unocal asserts that the plaintiffs misunderstand the relevant legal principles. Because Unocal has proceeded by way of an exchange offer and not a negotiated merger, the rule of Lynch is inapplicable. Instead, Unocal is free to make a tender

(11)  638 A.2d 1110 (Del. 1994).

offer at whatever price it chooses so long as it does not: i) "structurally coerce" the Pure minority by suggesting explicitly or implicitly that injurious events will occur to those stockholders who fail to tender; or ii) mislead the Pure minority into tendering by concealing or misstating the material facts. This is the rule of law articulated by, among other cases, Solomon v. Pathe Communications Corp.(12) Because Unocal has conditioned its Offer on a majority of the minority provision and intends to consummate a short-form merger at the same price, it argues that the Offer poses no threat of structural coercion and that the Pure minority can make a voluntary decision. Because the Pure minority has a negative recommendation from the Pure Special Committee and because there has been full disclosure (including of any material information Unocal received from Pure in formulating its bid), Unocal submits that the Pure minority will be able to make an informed decision whether to tender. For these reasons, Unocal asserts that no meritorious claim of breach of fiduciary duty exists against it or the Pure directors.

                                       2.

         This case therefore involves an aspect of Delaware law fraught with doctrinal tension: what equitable standard of fiduciary conduct applies when a controlling shareholder seeks to acquire the rest of the company's shares? In considering this issue, it is useful to pause over the word "equitable" and to capture its full import.

         The key inquiry is not what statutory procedures must be adhered to when a controlling stockholder attempts to acquire the rest of the company's shares. Controlling stockholders counseled by experienced lawyers rarely trip over the legal hurdles imposed by legislation.

(12)  672 A.2d 35 (Del. 1996).

         Nor is the doctrine of independent legal significance of relevance here. That doctrine stands only for the proposition that the mere fact that a transaction cannot be accomplished under one statutory provision does not invalidate it if a different statutory method of consummation exists. Nothing about that doctrine alters the fundamental rule that inequitable actions in technical conformity with statutory law can be restrained by equity.(13)

         This is not to say that the statutory method by which a controlling stockholder proceeds is not relevant to determining the equitable standard of conduct that a court must apply. To the contrary, the structure and statutory rubric employed to consummate transactions are highly influential to courts shaping the common law of corporations. There are good reasons why this is so. A statute's own terms might foreclose (explicitly or implicitly) the application of traditional concepts of fiduciary duty, thereby requiring judges to subordinate default principles of the common law to the superior mandate of legislation.(14) The relevant statutory technique might also be one that does not foreclose common law equitable review altogether, but that has certain characteristics that influence the judiciary's formulation of the extent and nature of the duties owed by the fiduciaries involved in the transaction. Much of the judicial carpentry in the corporate law occurs in this context, in which judges must supplement the broadly enabling features of statutory corporation law with equitable principles sufficient to protect against abuse

(13) See Schnell v. Chris-Craft Indus., Inc., 285 A.2d 437,439 (Del. 1971) ("[I]nequitable action does not become permissible simply because it is legally possible.").

(14) See, e.g., In re Unocal Exploration Corp. S'holders Litig., 793 A.2d 329, 338 & n.26 (Del. Ch. 2000) (stating that when controlling stockholder consummates a short-form merger under 8 Del. C. Section 253 that is not proceeded by any prior transaction subject to entire fairness review, plaintiff is relegated to the appraisal remedy in the absence of "fraud, gross overreaching, or other such wrongful conduct" or misdisclosures; otherwise, the statute's authorization of a simplified procedure for effecting such mergers would be undermined by the imposition of an equitable requirement of fair process), aff'd sub nom., Glassman v. Unocal Exploration Corp., 777 A.2d 242 (Del. 2001) (same).

and unfairness, but not so rigid as to stifle useful transactions that could increase the shareholder and societal wealth generated by the corporate form.

         In building the common law, judges forced to balance these concerns cannot escape making normative choices, based on imperfect information about the world. This reality clearly pervades the area of corporate law implicated by this case. When a transaction to buy out the minority is proposed, is it more important to the development of strong capital markets to hold controlling stockholders and target boards to very strict (and litigation-intensive) standards of fiduciary conduct? Or is more stockholder wealth generated if less rigorous protections are adopted, which permit acquisitions to proceed so long as the majority has not misled or strong-armed the minority? Is such flexibility in fact beneficial to minority stockholders because it encourages liquidity-generating tender offers to them and provides incentives for acquirers to pay hefty premiums to buy control, knowing that control will be accompanied by legal rules that permit a later "going private" transaction to occur in a relatively non-litigious manner?

         At present, the Delaware case law has two strands of authority that answer these questions differently. In one strand, which deals with situations in which controlling stockholders negotiate a merger agreement with the target board to buy out the minority, our decisional law emphasizes the protection of minority stockholders against unfairness. In the other strand, which deals with situations when a controlling stockholder seeks to acquire the rest of the company's shares through a tender offer followed by a short-form merger under 8 Del. C. Section 253, Delaware case precedent facilitates the free flow of capital between willing buyers and willing sellers of shares, so long as the consent of the sellers is not procured by inadequate or misleading information or by wrongful compulsion.

         These strands appear to treat economically similar transactions as categorically different simply because the method by which the controlling stockholder proceeds varies. This disparity in treatment persists even though the two basic methods (negotiated merger versus tender offer/short-form merger) pose similar threats to minority stockholders. Indeed, it can be argued that the distinction in approach subjects the transaction that is more protective of minority stockholders when implemented with appropriate protective devices -- a merger negotiated by an independent committee with the power to say no and conditioned on a majority of the minority vote -- to more stringent review than the more dangerous form of a going private deal -- an unnegotiated tender offer made by a majority stockholder. The latter transaction is arguably less protective than a merger of the kind described, because the majority stockholder-offeror has access to inside information, and the offer requires disaggregated stockholders to decide whether to tender quickly, pressured by the risk of being squeezed out in a short-form merger at a different price later or being left as part of a much smaller public minority. This disparity creates a possible incoherence in our law.

                                       3.

         To illustrate this possible incoherence in our law, it is useful to sketch out these two strands. I begin with negotiated mergers. In Kahn v. Lynch Communication Systems, Inc.,(15) the Delaware Supreme Court addressed the standard of review that applies when a controlling stockholder attempts to acquire the rest of the corporation's shares in a negotiated merger pursuant to 8 Del. C. Section 251. The Court held that the stringent entire fairness form of review governed regardless of whether: i) the target board was comprised of a majority of independent directors; ii) a special committee of the target's independent directors was empowered to

(15)  638 A.2d 1110 (Del. 1994).

negotiate and veto the merger; and iii) the merger was made subject to approval by a majority of the disinterested target stockholders.(16)

         The Supreme Court concluded that even a gauntlet of protective barriers like those would be insufficient protection because of (what I will term) the "inherent coercion" that exists when a controlling stockholder announces its desire to buy the minority's shares. In colloquial terms, the Supreme Court saw the controlling stockholder as the 800-pound gorilla whose urgent hunger for the rest of the bananas is likely to frighten less powerful primates like putatively independent directors who might well have been hand-picked by the gorilla (and who at the very least owed their seats on the board to his support).(17)

         The Court also expressed concern that minority stockholders would fear retribution from the gorilla if they defeated the merger and he did not get his way.(18) This inherent coercion was felt to exist even when the controlling stockholder had not threatened to take any action adverse to the minority in the event that the merger was voted down and thus was viewed as undermining genuinely free choice by the minority stockholders.(19)

(16) Lynch resolved a split in Court of Chancery authority. One of the Chancery lines of authority presaged the Lynch decision. This line conceived of a squeeze-out merger as posing special dangers of overreaching and fear of retribution by the majority. See Citron v. E.I. DuPont de Nemours & Co., 584 A.2d 490, 499-502 (Del. Ch. 1990). The other line advocated the application of the business judgment rule standard of review if the squeeze-out merger was approved by a board comprised of a majority of independent directors, an effective committee of independent directors, or a majority of the minority shareholders vote. See In re Trans World Airlines, Inc. S'holders Litig., 1988 WL 111271, at *7 (Del. Ch. 1988); Puma v. Marriott, 283 A.2d 693, 695-96 (Del. Ch. 1971).

(17) In this regard, Lynch is premised on a less trusting view of independent directors than is reflected in the important case of Aronson v. Lewis, 473 A.2d 805 (Del. 1984), which presumed that a majority of independent directors can impartially decide whether to sue a controlling stockholder.

(18) Lynch, 638 A.2d at 1116 ("Even where no coercion is intended, shareholders voting on a parent subsidiary merger might perceive that their disapproval could risk retaliation of some kind by the controlling stockholder. For example, the controlling stockholder might decide to stop dividend payments or to effect a subsequent cash out merger at a less favorable price, for which the remedy would be time consuming and costly litigation. At the very least, the potential for that perception, and its possible impact upon a shareholder vote, could never be fully eliminated.") (quoting Citron, 584 A.2d at 502).

(19)  See Citron, 584 A.2d at 502.

         All in all, the Court was convinced that the powers and influence possessed by controlling stockholders were so formidable and daunting to independent directors and minority stockholders that protective devices like special committees and majority of the minority conditions (even when used in combination with the statutory appraisal remedy) were not trustworthy enough to obviate the need for an entire fairness review.(20) The Court did, however, recognize that these safety measures had utility and should be encouraged. Therefore, it held that their deployment could shift the burden of persuasion on the issue of fairness from the controlling stockholders and the target board as proponents of the transaction to shareholder-plaintiffs seeking to invalidate it.(21)

         The policy balance struck in Lynch continues to govern negotiated mergers between controlling stockholders and subsidiaries. If anything, later cases have extended the rule in Lynch to a broader array of transactions involving controlling shareholders.(22)

                                       4.

         The second strand of cases involves tender offers made by controlling stockholders -- i.e., the kind of transaction Unocal has proposed. The prototypical transaction addressed by this strand involves a tender offer by the controlling stockholder addressed to the minority stockholders. In that offer, the controlling stockholder promises to buy as many shares as the

(20) Another underpinning of the Lynch line of cases is an implicit perception that the statutory remedy of appraisal is a less than fully adequate protection for stockholders facing Inherent Coercion from a proposed squeeze-out merger. These imperfections have been commented on elsewhere. See, e.g., Clements v. Rogers, 790 A.2d 1222, 1238 n.46 (Del. Ch. 2001);
      Andra v. Blount, 772 A.2d 183, 184 (Del. Ch. 2000); Randall S. Thomas, Revising the Delaware Appraisal Statute, 3 Del. L. Rev. 1, 1-2 (2000); Bradley R. Aronstam et al., Delaware's Going Private Dilemma: Fostering Protections for Minority Shareholders in the Wake of SILICONIX and UNOCAL EXPLORATION 33-35 (Aug. 28, 2002) (unpublished manuscript).

(21) See Lynch, 638 A.2d at 1117 ("[A]n approval of the transaction by an independent committee of directors or an informed majority of minority shareholders shifts the burden of proof on the issue of fairness from the controlling or dominating shareholder to the challenging shareholder-plaintiff.").

(22) See, e.g., Emerald Partners v. Berlin, 787 A.2d 85, 93 n.52 (Del. 2001); Kahn v. Tremont Corp., 694 A.2d 422, 428 (Del. 1997).

minority will sell, but may subject its offer to certain conditions. For example, the controlling stockholder might condition the offer on receiving enough tenders for it to obtain 90% of the subsidiary's shares, thereby enabling the controlling stockholder to consummate a short-form merger under 8 Del. C.
Section 253 at either the same or a different price.

         As a matter of statutory law, this way of proceeding is different from the negotiated merger approach in an important way: neither the tender offer nor the short-form merger requires any action by the subsidiary's board of directors. The tender offer takes place between the controlling shareholder and the minority shareholders so long as the offering conditions are met. And, by the explicit terms of Section 253, the short-form merger can be effected by the controlling stockholder itself, an option that was of uncertain utility for many years because it was unclear whether Section 253 mergers were subject to an equitable requirement of fair process at the subsidiary board level. That uncertainty was recently resolved in Glassman v. Unocal Exploration,(23) an important recent decision, which held that a short-form merger was not reviewable in an action claiming unfair dealing, and that, absent fraud or misleading or inadequate disclosures, could be contested only in an appraisal proceeding that focused solely on the adequacy of the price paid.

         Before Glassman, transactional planners had wondered whether the back-end of the tender offer/short-form merger transaction would subject the controlling stockholder to entire fairness review. Glassman seemed to answer that question favorably from the standpoint of controlling stockholders, and to therefore encourage the tender offer/short-form merger form of acquisition as presenting a materially less troublesome method of proceeding than a negotiated merger. Why?


(23) 777 A.2d 242 (Del. 2001).

         Because the legal rules that governed the front end of the tender offer/short-form merger method of acquisition had already provided a more flexible, less litigious path to acquisition for controlling stockholders than the negotiated merger route. Tender offers are not addressed by the Delaware General Corporation Law ("DGCL"), a factor that has been of great importance in shaping the line of decisional law addressing tender offers by controlling stockholders -- but not, as I will discuss, tender offers made by third parties.

         Because no consent or involvement of the target board is statutorily mandated for tender offers, our courts have recognized that "[i]n the case of totally voluntary tender offers ... courts do not impose any right of the shareholders to receive a particular price. Delaware law recognizes that, as to allegedly voluntary tender offers (in contrast to cash-out mergers), the determinative factors as to voluntariness is whether coercion is present, or whether there is materially false or misleading disclosures made to stockholders in connection with the offer."(24) In two recent cases, this court has followed Solomon's articulation of the standards applicable to a tender offer, and held that the "Delaware law does not impose a duty of entire fairness on controlling stockholders making a non-coercive tender or exchange offer to acquire shares directly from the minority holders."(25)

         The differences between this approach, which I will identify with the Solomon v. Pathe line of cases, and that of Lynch are stark. To begin with, the controlling stockholder is said to have no duty to pay a fair price, irrespective of its power over the subsidiary. Even more striking is the different manner in which the coercion concept is deployed. In the tender offer context

------

(24) Solomon v. Pathe Communications Corp., 672 A.2d 35, 39 (Del. 1996) (citations and quotations omitted).

(25) In re Aquila Inc., 2002 WL 27815, at *5 (Del. Ch. Jan. 3, 2002); see also In re Siliconix Inc. S'holders Litig., 2001 WL 716787, *6 (Del. Ch. June 21,
2001) ("unless coercion or disclosure violations can be shown, no defendant has the duty to demonstrate the entire fairness of this proposed tender transaction"); In re Ocean Drilling & Exploration Co. S'holders Litig., 1991 WL 70028, at * 5 (Del. Ch. Apr. 30, 1991) (taking same basis approach).

addressed by Solomon and its progeny, coercion is defined in the more traditional sense as a wrongful threat that has the effect of forcing stockholders to tender at the wrong price to avoid an even worse fate later on, a type of coercion I will call structural coercion.(26) The inherent coercion that Lynch found to exist when controlling stockholders seek to acquire the minority's stake is not even a cognizable concern for the common law of corporations if the tender offer method is employed.

         This latter point is illustrated by those cases that squarely hold that a tender is not actionably coercive if the majority stockholder decides to: (i) condition the closing of the tender offer on support of a majority of the minority and (ii) promise that it would consummate a short-form merger on the same terms as the tender offer.(27) In those circumstances, at least, these cases can be read to bar a claim against the majority stockholder even if the price offered is below what would be considered fair in an entire fairness hearing ("fair price") or an appraisal action ("fair value"). That is, in the tender offer context, our courts consider it sufficient protection against coercion to give effective veto power over the offer to a majority of the minority.(28) Yet that very same protection is considered insufficient to displace fairness review in the negotiated merger context.

                                       5.

         The parties here cross swords over the arguable doctrinal inconsistency between the Solomon and Lynch line of cases, with the plaintiffs arguing that it makes no sense and Unocal

-----
26 See In re Marriott Hotel Props. II Ltd. P'ship, 2000 WL 128875, at *18 (Del. Ch. Jan. 24, 2000). I include within the concept of structural coercion an offer that is coercive because the controlling stockholder threatens to take action after the tender offer that is harmful to the remaining minority (e.g., to seek affirmatively to delist the company's shares) or because the offer's back-end is so unattractive as to induce tendering at an inadequate price to avoid a worse fate (e.g., a pledge to do a Section 253 merger involving consideration in the form of high risk payment-in-kind bonds).

(27) See, e.g., In re Aquila Inc., 2002 Del. Ch. LEXIS 5, at *8-*9 (Del. Ch. Jan. 3,2002).

(28) E.g., Siliconix, 2001 WL 716787 at *8.

contending that the distinction is non-foolish in the Emersonian sense. I turn more directly to that dispute now.

         I begin by discussing whether the mere fact that one type of transaction is a tender offer and the other is a negotiated merger is a sustainable basis for the divergent policy choices made in Lynch and Solomon? Aspects of this issue are reminiscent of a prominent debate that roared in the 1980s when hostile takeover bids first became commonplace. During that period, one school of thought argued vigorously that target boards of directors should not interfere with the individual decisions of stockholders as to whether to sell shares into a tender offer made by a third-party acquirer. The ability of stockholders to alienate their shares freely was viewed as an important property right that could not be thwarted by the target company's board of directors. In support of this argument, it was noted that the Delaware General Corporation Law provided no requirement for target boards to approve tender offers made to their stockholders, let alone any explicit authority to block such offers. The statute's failure to mention tender offers was argued to be an expression of legislative intent that should be respected by allowing tender offers to proceed without target board interposition.(29)

         The debate about that issue was complex and exciting (at least for those interested in corporate law). The arguments of the participants evolved with market practices and results. These arguments ran the gamut from those who argued for total director passivity in the face of structurally non-coercive tender offers (e.g., an all shares, all cash offer, with the promise to do a back-end merger at the same price),(30) to those who advocated for time-limited and methodologically constrained reactions by target boards that would permit the development of

-----
(29) Our judiciary has sometimes articulated a somewhat weaker form of this same belief. See T.W. Services, Inc. v. SWT Acquisition Crop., 1989 Del. Ch. LEXIS, at *28-30 (Del. Ch. Mar. 2, 1989).

(30) See generally Frank H. Easterbrook & Daniel R. Fischel, The Proper Role of a Target's Management in Responding to a Tender Offer, 94 Harv. L. Rev. 1161
(1981).

higher value opportunities, the negotiation of higher bids, and the provision of full information to target stockholders,(31) and even those who advocated that target directors could make a good faith decision to "just say no" indefinitely to a bid that they believed was inadequate, but which the stockholders might find attractive.(32)

         Many important aspects to that debate remain open for argument. At least one component of that debate, however, has been firmly decided, which is that the mere fact that the DGCL contemplates no role for target boards in tender offers does not, of itself, prevent a target board from impeding the consummation of a tender offer through extraordinary defensive measures, such as a poison pill, subject to a heightened form of reasonableness review under the so-called Unocal standard.(33) Indeed, our case law went a step further -- it described as an affirmative duty the role of a board of directors whose stockholders had received a tender offer:

         [The board's power to act derives from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source. Thus, we are satisfied that in the broad context of corporate governance, including issues of fundamental corporate change, a board of directors is not a passive instrumentality.(34)

         In the third-party offer context, of course, the controversy was rarely over the need to inspire target directors to erect defenses to tender offers. Instead, the legal battles centered on the extent of the target board's authority to block the bid. It quickly became settled that target boards could employ a poison pill and other defensive measures to deflect a tender offer that was


----
(31) See generally Ronald J. Gilson & Reinier Kraakman, Delaware's Intermediate Standard for Defensive Tactics: Is There Substance to Proportionality Review?, 44 Bus. Law. 247 (1989).

(32) Martin Lipton is the most prominent spokesman for this position. See generally Martin Lipton, Takeover Bids in the Target's Boardroom, 35 Bus. Law. 101 (1979).

(33) Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).

(34) Id at 954 (citations omitted) (emphasis added).

structured in a coercive manner (e.g., a front-end loaded, two-tiered tender offer promising junk bonds on the back end).(35)

         The extent of a target board's authority to block a tender offer that was not structurally coercive was resolved in a less definitive way. Some argue that a decision of the Delaware Supreme Court -- Paramount Communications, Inc.
v. Time, Inc. ("Time-Warner")(36) -- which did not involve a poison pill -- stands for the proposition that a target board may block a fully-funded, all-cash, all-shares tender offer indefinitely so long as it believes in good faith that the offer is inadequate. In such a situation, the threat of yet another kind of coercion -- so-called "substantive coercion," (i.e., that stockholders might mistakenly disregard the board's advice not to tender) -- is argued by some commentators to justify continuous use of the pill to "just say no."(37) Indeed, the Time-Warner decision contains provides dictum that supports this view and appears to give little, if any, weight to the policy importance of allowing target stockholders to decide for themselves whether to accept a tender offer.(38)

         Others, however, believe that the "just say no" question is still an open one and that directors cannot deny their stockholders access to a tender offer solely because of price inadequacy, once they have had an adequate opportunity to develop a higher-value alternative, to


-----
(35) See id. at 956-59.

(36) 571 A.2d 1140 (Del. 1989).

(37) Adherents of this school articulate many reasons for their support of this position. These are well articulated in Martin Lipton & Paul K. Rowe, Pills, Polls, and Professors: A Reply to Professor Gilson, 27 Del. J. Corp. L. (forthcoming 2002).

(38) The following language, when accompanied by dictum criticizing City Capital Assocs. Ltd. P'ship v. Interco Inc., 551 A.2d 787 (Del. Ch.), appeal dismissed, 556 A.2d 1070 (Del. 1988) arguably communicated this message:

         Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders. Directors are not obligated to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy.

Paramount Communications, Inc., 571 A.2d at 1154 (citations omitted).

provide the stockholders with sufficient information to make an informed decision whether to tender, and perhaps channel the stockholder referendum on the bid into the next election process. Proponents of this view take a less paternalistic approach and believe stockholders, and not the target directors, have the ultimate right to accept a structurally non-coercive tender offer.

         What is clear, however, is that Delaware law has not regarded tender offers as involving a special transactional space, from which directors are altogether excluded from exercising substantial authority. To the contrary, much Delaware jurisprudence during the last twenty years has dealt with whether directors acting within that space comported themselves consistently with their duties of loyalty and care. It therefore is by no means obvious that simply because a controlling stockholder proceeds by way of a tender offer that either it or the target's directors fall outside the constraints of fiduciary duty law.

         In this same vein, the basic model of directors and stockholders adopted by our M&A case law is relevant. Delaware law has seen directors as well-positioned to understand the value of the target company, to compensate for the disaggregated nature of stockholders by acting as a negotiating and auctioning proxy for them, and as a bulwark against structural coercion. Relatedly, dispersed stockholders have been viewed as poorly positioned to protect and, yes, sometimes, even to think for themselves.

                                       6.

         Because tender offers are not treated exceptionally in the third-party context, it is important to ask why the tender offer method should be consequential in formulating the equitable standards of fiduciary conduct by which courts review acquisition proposals made by controlling stockholders. Is there reason to believe that the tender offer method of acquisition is more protective of the minority, with the result that less scrutiny is required than of negotiated mergers with controlling stockholders?

         Unocal's answer to that question is yes, and primarily rests on an inarguable proposition: in a negotiated merger involving a controlling stockholder, the controlling stockholders is on both sides of the transaction. That is, the negotiated merger is a self-dealing transaction, whereas in a tender offer, the controlling stockholder is only on the offering side and the minority remain free not to sell.

         As a formal matter, this distinction is difficult to contest. When examined more deeply, however, it is not a wall that can bear the full weight of the Lynch/Solomon distinction. In this regard, it is important to remember that the overriding concern of Lynch is that the controlling shareholder's ability to take retributive action in the wake of rejection by an independent board, a special committee, or the minority shareholders. That ability is so influential that the usual cleansing devices that obviate fairness review of interested transactions cannot be trusted.

         The problem is that nothing about the tender offer method of corporate acquisition makes the 800-pound gorilla's retributive capabilities less daunting to minority stockholders. Indeed, many commentators would argue that the tender offer form is more coercive than a merger vote. In a merger vote, stockholders can vote no and still receive the transactional consideration if the merger prevails.(39) In a tender offer, however, a non-tendering shareholder individually faces an uncertain fate. That stockholder could be one of the few who holds out, leaving herself in an even more thinly traded stock with little hope of liquidity and subject to a Section 253 merger at a lower price or at the same price but at a later (and, given the time value of money, a less valuable) time. The 14D-9 warned Pure's minority stockholders of just this possibility. For these reasons, some view tender offers as creating a prisoner's dilemma -- distorting choice and


-----
(39) They may or may not receive appraisal rights. In this case, for example, Unocal notes that appraisal rights would not be available to dissenters if it had negotiated a merger agreement with Pure. Because it has proceeded by the tender offer route with a hoped-for Section 253 merger, such rights will be available even though Unocal is offering widely traded stock, rather than cash, consideration.

creating incentives for stockholders to tender into offers that they believe are inadequate in order to avoid a worse fate.(40) But whether or not one views tender offers as more coercive of shareholder choice than negotiated mergers with controlling stockholders, it is difficult to argue that tender offers are materially freer and more reliable measures of stockholder sentiment.

         Furthermore, the common law of corporations has long had a structural answer to the formal self-dealing point Unocal makes: a non-waivable majority of the minority vote condition to a merger. By this technique, the ability of the controlling stockholder to both offer and accept is taken away, and the sell-side decision-making authority is given to the minority stockholders. That method of proceeding replicates the tender offer or trade by Unocal here, with the advantage of not distorting the stockholders' vote on price adequacy in the way that a tendering decision arguably does.

         Lynch, of course, held that a majority of the minority vote provision will not displace entire fairness review with business judgment rule review. Critically, the Lynch Court's distrust of the majority of the minority provision is grounded in a concern that also exists in the tender offer context. The basis for the distrust is the concern that before the fact (ex ante) minority stockholders will fear retribution after the fact (ex post) if they vote no -- i.e., they will face inherent coercion -- thus rendering the majority of the minority condition an inadequate guarantee of fairness. But if this concern is valid, then that same inherent coercion would seem to apply with equal force to the tender offer decision-making process, and be enhanced by the

-----
(40) See Lucian Arye Bebchuk, Toward Undistorted Choice and Equal Treatment in Corporate Takeovers, 98 Harv. L. Rev. 1695, 1696 (1985); Lucian Arye Bebchuk, The Case for Facilitating Competing Tender Offers, 95 Harv. L. Rev. 1028,1039-40
(1982); Louis Lowenstein, Pruning Deadwood in Hostile Takeovers: A Proposal for Legislation, 83 Colum. L. Rev. 249, 307-09 (1993); Robert A. Prentice & John H. Langmore, Hostile Tender Offers and the "Nancy Reagan Defense": May Target Boards "Just Say No"? Should They Be Allowed To?, 15 Del. J. Corp. L. ______ unique features of that process. A controlling stockholder's power to force a squeeze-out or cut dividends is no different after the failure of a tender offer than after defeat on a merger vote.(41)

         Finally, some of the other factors that are said to support fairness review of negotiated mergers involving controlling stockholders also apply with full force to tender offers made by controlling stockholders. The informational advantage that the controlling stockholder possesses is not any different; in this case, for example, Unocal was able to proceed having had full access to non-public information about Pure. The tender offer form provides no additional protection against this concern.

         Furthermore, the tender offer method allows the controlling stockholder to time its offer and to put a bull rush on the target stockholders. Here, Unocal studied an acquisition of Pure for nearly a year and then made a "surprise" offer that forced a rapid response from Pure's Special Committee and the minority stockholders.

         Likewise, one struggles to imagine why subsidiary directors would feel less constrained in reacting to a tender offer by a controlling stockholder than a negotiated merger proposal. Indeed, an arguably more obvious concern is that subsidiary directors might use the absence of a statutory role for them in the tender offer process to be less than aggressive in protecting minority interests, to wit, the edifying examples of subsidiary directors courageously taking no position on the merits of offers by a controlling stockholder. Or, as here, the Special Committee's failure to demand the power to use the normal range of techniques available to a non-controlled board responding to a third-party tender offer.

-----
(41) A different view might be taken, of course, which recognizes that the constraints of equity and the appraisal statute, when combined, act as a sufficient check on retribution to allow (increasingly sophisticated and active) stockholders to vote on mergers freely. But Lynch does not embrace this view.

         For these and other reasons that time constraints preclude me from explicating, I remain less than satisfied that there is a justifiable basis for the distinction between the Lynch and Solomon lines of cases. Instead, their disparate teachings reflect a difference in policy emphasis that is far greater than can be explained by the technical differences between tender offers and negotiated mergers, especially given Delaware's director-centered approach to tender offers made by third-parties, which emphasizes the vulnerability of disaggregated stockholders absent important help and protection from their directors.

                                       7.
         The absence of convincing reasons for this disparity in treatment inspires the plaintiffs to urge me to apply the entire fairness standard of review to Unocal's offer. Otherwise, they say, the important protections set forth in the Lynch line of cases will be rendered useless, as all controlling stockholders will simply choose to proceed to make subsidiary acquisitions by way of a tender offer and later short-form merger.

         I admit being troubled by the imbalance in Delaware law exposed by the Solomon/Lynch line of cases. Under Solomon, the policy emphasis is on this right of willing buyers and sellers of stock to deal with each other freely, with only such judicial intervention as is necessary to ensure fair disclosure and to prevent structural coercion. The advantage of this emphasis is that it provides a relatively non-litigious way to effect going private transactions and relies upon minority stockholders to protect themselves. The cost of this approach is that it arguably exposes minority stockholders to the more subtle form of coercion that Lynch addresses and leaves them without adequate redress for unfairly timed and priced offers. The approach also minimizes the potential for the minority to get the best price, by arguably giving them only enough protection to keep them from being structurally coerced into accepting grossly insufficient bids, but not necessarily merely inadequate ones.

         Admittedly, the Solomon policy choice would be less disquieting if Delaware also took the same approach to third-party offers and thereby allowed diversified investors the same degree of unrestrained access to premium bids by third-parties. In its brief, Unocal makes a brave effort to explain why it is understandable that Delaware law emphasizes the rights of minority stockholders to freely receive structurally, non-coercive tender offers from controlling stockholders, but not their right to accept identically structured offers from third parties. Although there may be subtle ways to explain this variance, a forest-eye summary by a stockholder advocate might run as follows: As a general matter, Delaware law permits directors substantial leeway to block the access of stockholders to receive substantial premium tender offers made by third-parties by use of the poison pill, but provides relatively free access to minority stockholders to accept buy-out offers from controlling stockholders.

         In the case of third-party offers, these advocates would note, there is arguably less need to protect stockholders indefinitely from structurally non-coercive bids because alternative buyers can emerge and because the target board can use the poison pill to buy time and to tell its story. By contrast, when a controlling stockholder makes a tender offer, the subsidiary board is unlikely -- as this case demonstrates -- to be permitted by the controlling stockholder to employ a poison pill to fend off the bid and exert pressure for a price increase, and usually lacks any real clout to develop an alternative transaction. In the end, however, I do not believe that these discrepancies should lead to an expansion of the Lynch standard to controlling stockholder tender offers.

         Instead, the preferable policy choice is to continue to adhere to the more flexible and less constraining Solomon approach, while giving some greater recognition to the inherent coercion and structural bias concerns that motivate the Lynch line of cases. Adherence to the Solomon rubric as a general matter, however, is advisable in view of the increased activism of institutional investors and the greater information flows available to them. Investors have demonstrated themselves capable of resisting tender offers made by controlling stockholders on occasion,(42) and even the lead plaintiff here expresses no fear of retribution. This does not mean that controlling stockholder tender offers do not pose risks to minority stockholders; it is only to acknowledge that the corporate law should not be designed on the assumption that diversified investors are infirm, but rather should give great deference to transactions approved by them voluntarily and knowledgeably.

         To the extent that my decision to adhere to Solomon causes some discordance between the treatment of similar transactions to persist, that lack of harmony is better addressed in the Lynch line, by affording greater liability-immunizing effect to protective devices such as majority of minority approval conditions and special committee negotiation and approval.(43)

                                       8.

         To be more specific about the application of Solomon in these circumstances, it is important to note that the Solomon line of cases does not eliminate the fiduciary duties of controlling stockholders or target boards in connection with tender offers made by controlling stockholders. Rather, the question is the contextual extent and nature of those duties, a question I will now tentatively,(44) and incompletely, answer.

         The potential for coercion and unfairness posed by controlling stockholders who seek to acquire the balance of the company's shares by acquisition requires some equitable

(42) Unocal has submitted recent examples of this phenomenon.

(43) A slight easing of the Lynch rule would help level the litigation risks posed by the different acquisition methods, and thereby provide an incentive to use the negotiated merger route. At the very least, this tailoring could include providing business judgment protection to mergers negotiated by a special committee and subject to majority of the minority protection. This dual method of protection would replicate the third-party merger process under 8 Del. C.
Section 251.

(44) As befits the development of the common law in expedited decisions.

reinforcement, in order to give proper effect to the concerns undergirding Lynch. In order to address the prisoner's dilemma problem, our law should consider an acquisition tender offer by a controlling stockholder non-coercive only when: 1) it is subject to a non-waivable majority of the minority tender condition; 2) the controlling stockholder promises to consummate a prompt
Section 253 merger at the same price if it obtains more than 90% of the shares; and 3) the controlling stockholder has made no retributive threats.(45) Those protections -- also stressed in this court's recent Aquila decision -- minimize the distorting influence of the tendering process on voluntary choice. They also recognize the adverse conditions that confront stockholders who find themselves owning what have become very thinly traded shares. These conditions also provide a partial cure to the disaggregation problem, by providing a realistic non-tendering goal the minority can achieve to prevent the offer from proceeding altogether.(46)

         The informational and timing advantages possessed by controlling stockholders also require some countervailing protection if the minority is to truly be afforded the opportunity to make an informed, voluntary tender decision. In this regard, the majority stockholder owes a duty to permit the independent directors on the target board both free rein and adequate time to react to the tender offer, by (at the very least) hiring their own advisors, providing the minority with a recommendation as to the advisability of the offer, and disclosing adequate information

-----
(45) One can conceive of other non-coercive approaches, including a tender offer that was accompanied by a separate question that asked the stockholders whether they wished the offer to proceed. If a majority of the minority had to answer this question yes for the offer to proceed, stockholders could tender their shares but remain free to express an undistorted choice on the adequacy of the offer.

(46) They achieve this at some detriment to individual rights, a detriment that seems justifiable as helping the minority increase its leverage to hold out for a truly attractive offer. This protection still may not render the disaggregated minority capable of extracting the offeror's full reserve price, in contrast to a board with the actual power to stop an offer for at least a commercially significant period of time and to force meaningful give-and-take at the bargaining table, which is not available as an option in the take it-or-leave it tender process.

for the minority to make an informed judgment.(47) For their part, the independent directors have a duty to undertake these tasks in good faith and diligently, and to pursue the best interests of the minority.(48)

         When a tender offer is non-coercive in the sense I have identified and the independent directors of the target are permitted to make an informed recommendation and provide fair disclosure, the law should be chary about super-imposing the full fiduciary requirement of entire fairness on top of the statutory tender offer process. Here, the plaintiffs argue that the Pure board breached its fiduciary duties by not giving the Special Committee the power to block the Offer by, among other means, deploying a poison pill. Indeed, the plaintiffs argue that the full board's decision not to grant that authority is subject to the entire fairness standard of review because a majority of the full board was not independent of Unocal.

         That argument has some analytical and normative appeal, embodying as it does the rough fairness of the goose and gander rule.(49) I am reluctant, however, to burden the common law of corporations with a new rule that would tend to compel the use of a device that our statutory law only obliquely sanctions and that in other contexts is subject to misuse, especially when used to block a high value bid that is not structurally coercive. When a controlling stockholder makes a tender offer that is not coercive in the sense I have articulated, therefore, the better rule is that

-----
(47) This is not to slight the controlling stockholder's fiduciary duty of fair disclosure and its duty to avoid misleading the independent directors and the minority.

(48) Whether a majority stockholder can compose a subsidiary board entirely comprised of persons beholden to itself and use this fact as the reason for depriving the minority of a board recommendation is a question about which I need not speculate, and which recent corporate governance developments suggest will not likely need to be answered definitively.

(49) Management-side lawyers must view this case, and the recent Digex case, see In re Digex Inc. S'holders Litig., 789 A.2d 1176 (Del. Ch. 2000), as boomerangs. Decades after their invention, tools designed to help management stay in place are now being wielded by minority stockholders. I note that the current situation can be distinguished from Digex, insofar as in that case the controlling stockholder forced the subsidiary board to take action only beneficial to it, whereas here the Pure board simply did not interpose itself between Unocal's Offer and the Pure minority.

there is no duty on its part to permit the target board to block the bid through use of the pill. Nor is there any duty on the part of the independent directors to seek blocking power.(50) But it is important to be mindful of one of the reasons that make a contrary rule problematic -- the awkwardness of a legal rule requiring a board to take aggressive action against a structurally non-coercive offer by the controlling stockholder which elects it. This recognition of the sociology of controlled subsidiaries puts a point on the increased vulnerability that stockholders face from controlling stockholder tenders, because the minority stockholders are denied the full range of protection offered by boards in response to third party offers. This factor illustrates the utility of the protective conditions that I have identified as necessary to prevent abuse of the minority.

                                       9.

         Turning specifically to Unocal's Offer, I conclude that the application of these principles yields the following result. The Offer, in its present form, is coercive because it includes within the definition of the "minority" those stockholders who are affiliated with Unocal as directors and officers. It also includes the management of Pure, whose incentives are skewed by their employment, their severance agreements, and their Put Agreements. This is, of course, a problem that can be cured if Unocal amends the Offer to condition it on approval of a majority of Pure's unaffiliated stockholders. Requiring the minority to be defined exclusive of stockholders whose independence from the controlling stockholder is compromised is the better legal rule (and result). Too often, it will be the case that officers and directors of controlled subsidiaries have voting incentives that are not perfectly aligned with their economic interest in their stock

-----
(50) If our law trusts stockholders to protect themselves in the case of a controlling stockholder tender offer that has the characteristics I have described, this will obviously be remembered by advocates in cases involving defenses against similarly non-coercive third-party tender offers.

and who are more than acceptably susceptible to influence from controlling stockholders. Aside, however, from this glitch in the majority of the minority condition, I conclude that Unocal's Offer satisfies the other requirements of "non-coerciveness." Its promise to consummate a prompt Section 253 merger is sufficiently specific,(51) and Unocal has made no retributive threats.

         Although Unocal's Offer does not altogether comport with the above-described definition of non-coercive, it does not follow that I believe that the plaintiffs have established a probability of success on the merits as to their claim that the Pure board should have blocked that Offer with a pill or other measures. Putting aside the shroud of silence that cloaked the board's (mostly, it seems, behind the scenes) deliberations, there appears to have been at least a rational basis to believe that a pill was not necessary to protect the Pure minority against coercion, largely, because Pure's management had expressed adamant opposition to the Offer. Moreover, the board allowed the Special Committee a free hand to recommend against the Offer -- as it did, to negotiate for a higher price -- as it attempted to do, and to prepare the company's 14D-9 -- as it did.

         For all these reasons, therefore, I find that the plaintiffs do not have a probability of success on the merits of their attack on the Offer, with the exception that the majority of the minority condition is flawed.

                      C. The Plaintiffs' Disclosure Claims

         As their other basis for attack, the plaintiffs argue that neither of the key disclosure documents provided to the Pure stockholders -- the S-4 Unocal issued in support of its Offer

-----
(51) A note is in order here. I believe Unocal's statement of intent to be sufficiently clear as to expose it to potential liability in the event that it were to obtain 90% and not consummate the short-form merger at the same price (e.g., if it made the exchange ratio in the short-form merger less favorable). The promise of equal treatment in short-form merger is what renders the tender decision less distorting.

and the 14D-9 Pure filed in reaction to the Offer -- made materially complete and accurate disclosure. The general legal standards that govern the plaintiffs' disclosure claims are settled.

         In circumstances such as these, the Pure stockholders are entitled to disclosure of all material facts pertinent to the decisions they are being asked to make. In this case, the Pure stockholders must decide whether to take one of two initial courses of action: tender and accept the Offer if it proceeds, or not tender and attempt to stop the Offer. If the Offer is consummated, the non-tendering stockholders will face two subsequent choices that they will have to make on the basis of the information in the S-4 and 14D-9: to accept defeat quietly by accepting the short-form merger consideration in the event that Unocal obtains 90% and lives up to its promise to do an immediate short-form merger, or seek to exercise the appraisal rights described in the S-4. I conclude that the S-4 and the 14D-9 are important to all these decisions, because both documents imply that Unocal will effect the short-form merger promptly if it gets 90%, and shareholders rely on those documents to provide the substantive information on which stockholders will be asked to base their decision whether to accept the merger consideration or to seek appraisal.

         As a result, it is the information that is material to these various choices that must be disclosed. In other words, the S-4 and the 14D-9 must contain the information that "a reasonable investor would consider important in tendering his stock,"(52) including the information necessary to make a reasoned decision whether to seek appraisal in the event Unocal effects a prompt short-form merger.(53) In order for undisclosed information to be material, there must be a "substantial likelihood that the disclosure of the omitted fact would have been viewed by the

-----
(52) Zirn v. VLI Corp., 621 A.2d 773, 779 (Del. 1993).

(53) See Skeen v. Jo-Ann Stores, Inc., 750 A.2d 1170, 1172-73 (Del. 2000).

reasonable stockholder as having significantly altered the `total mix' of information made available."(54)

         The S-4 and 14D-9 are also required "to provide a balanced, truthful account of all matters" they disclose.(55) Related to this obligation is the requirement to avoid misleading partial disclosures. When a document ventures into certain subjects, it must do so in a manner that is materially complete and unbiased by the omission of material facts.(56)

         The plaintiffs advance a plethora of disclosure claims, only the most important of which can be addressed in the time frame available to me. I therefore address them in order of importance, as I see them.

                                       1.

         First and foremost, the plaintiffs argue that the 14D-9 is deficient because it does not disclose any substantive portions of the work of First Boston and Petrie Parkman on behalf of the Special Committee, even though the bankers' negative views of the Offer are cited as a basis for the board's own recommendation not to tender. Having left it to the Pure minority to say no for themselves, the Pure board (the plaintiffs say) owed the minority the duty to provide them with material information about the value of Pure's shares, including in particular the estimates and underlying analyses of value developed by the Special Committee's bankers. This duty is heightened, the plaintiffs say, because the Pure minority is subject to an immediate short-form merger if the Offer proceeds as Unocal hopes, and will have to make the decision whether to seek appraisal in those circumstances.

-----
(54) Loudon v. Archer-Daniels-Midland Co., 700 A.2d 135, 143 (Del. 1997).

(55) Malone v. Brincat, 722 A.2d 5, 12 (Del. 1998).

(56) See Arnold v. Society for Savings Bancorp, Inc., 650 A.2d 1270, 1280-82 (Del. 1994).

         In response, the Pure director-defendants argue that the 14D-9 contains a great deal of financial information, including the actual opinions of First Boston and Petrie Parkman. They also note that the S-4 contains historical financial information about Pure's results as well as certain projections of future results.(57) As such, they claim that disclosure of more detailed information about the banker's views of value, while interesting, would not have been material. Furthermore, the Special Committee argues that disclosure could be injurious to the minority. Because the Special Committee still hopes to secure a better price at the negotiating table, they are afraid that disclosure of their bankers' range of values will hamper their bargaining leverage. Finally, the director-defendants cite Delaware case law that indicates that a summary of the results of the actual valuations analyses conducted by an investment banker ordinarily need not be disclosed.

         This is a continuation of an ongoing debate in Delaware corporate law, and one I confess to believing has often been answered in an intellectually unsatisfying manner. Fearing stepping on the SEC's toes and worried about encouraging prolix disclosures,(58) the Delaware courts have been reluctant to require informative, succinct disclosure of investment banker analyses in circumstances in which the bankers' views about value have been cited as justifying the recommendation of the board.(59) But this reluctance has been accompanied by more than occasional acknowledgement of the utility of such information,(60) an acknowledgement that is

-----
(57) Because Pure's historical financial results and projected results were disclosed in the S-4, it would not add materially to the mix of information for the 14D-9 to simply repeat them.

(58) See, e.g., In re Staples, Inc. S'holders Litig., 792 A.2d 934, 954 (Del. Ch. 2001).

(59) Decisions tending towards this view include Matador Capital Mgt. v. BRC Holdings, 729 A.2d 280, 297 (Del. Ch. 1998).

(60) E.g., Sealy Mattress Co. v. Sealy, Inc., 532 A.2d 1324, 1339-40 (Del. Ch.
1987).

understandable given the substantial encouragement Delaware case law has given to the deployment of investment bankers by boards of directors addressing mergers and tender offers.

         These conflicting impulses were manifested recently in two Supreme Court opinions. In one, Skeen v. Jo-Ann Stores, Inc.,(61) the Court was inclined towards the view that a summary of the bankers' analyses and conclusions was not material to a stockholders' decision whether to seek appraisal. In the other, McMullin v. Beran,(62) the Court implied that information about the analytical work of the board's banker could well be material in analogous circumstances.

         In my view, it is high time that this ambivalence be resolved in favor of a firm statement that stockholders are entitled to a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendations of their board as to how to vote or tender rely. I agree that our law should not encourage needless prolixity, but that concern cannot reasonably apply to investment bankers' analyses, which usually address the most important issue to stockholders -- the sufficiency of the consideration being offered to them for their shares in a merger or tender offer. Moreover, courts must be candid in acknowledging that the disclosure of the banker's "fairness opinion" itself provides stockholders with nothing other than a conclusion, qualified by a gauze of protective language designed to insulate the banker from liability.

         The real informative value of the banker's work is not in its bottom-line conclusion, but in the valuation analysis that buttresses that result. This proposition is illustrated by the work of the judiciary itself, which closely examines the underlying analyses performed by the investment bankers then determining whether a transaction price is fair or a board reasonably relied on the

-----
61 750 A.2d 1170 (Del. 2000).

62 765 A.2d 910 (Del. 2000).

banker's advice. Like a court would in making an after-the-fact fairness determination, a Pure minority stockholder engaging in the before-the-fact decision whether to tender would find it material to know the basic valuation exercises that First Boston and Petrie Parkman undertook, the key assumptions that they used in performing them, and the range of values that were thereby generated. After all, these were the very advisors who played the leading role in shaping the Special Committee's finding of inadequacy.

         The need for this information is heightened here, due to the Pure board's decision to leave it up to the stockholders whether to "say no." Had the Pure board taken steps to stop the Offer itself, the Special Committee's desire to conceal the bankers' work during ongoing negotiations might make some sense. But Unocal has not even made a counter-offer to the Committee. Thus, the Special Committee's reserve price is not the issue, it is that of the stockholders that counts, and they deserve quality information to formulate it. Put differently, disclosure of the bankers' analyses will not reveal the stockholders' reserve price, but failure to disclose the information will deprive the stockholders of information material to making an informed decision whether the exchange ratio is favorable to them. In this regard, it is notable that the 14D-9 discloses the Special Committee's overture to increase the exchange ratio. Because this was the Special Committee's first offer, it is likely seen by Unocal as negotiable and as setting a frame on further discussions. Since the Special Committee has already tipped its hand in this way, I fail to see the danger of arming the stockholders who must actually decide on the Offer with the advice of the bankers who were hired at very expensive rates to protect their interests.

         Although there are other reasons why I find this type of information material, one final policy reason will suffice for now. When controlling stockholders make tender offers, they have large informational advantages which can only be imperfectly overcome by the special committee process, which almost invariably involves directors who are not involved in the day-to-day management of the subsidiary. The retention of financial advisors by special committees is designed to offset some of this asymmetry, and it would seem to be in full keeping with that goal for the minority stockholders to be given a summary of the core analyses of these advisors in circumstances in which the stockholders must protect themselves in the voting or tender process. That this can be done without great burden is demonstrated by the many transactions in which meaningful summary disclosure of bankers' opinions are made, either by choice or by SEC rule.(63)

         For all these reasons, I conclude that the plaintiffs have shown a reasonable probability of success on their claim that the 14D-9 omits material information regarding the First Boston and Petrie Parkman analyses.

                                       2.

         The plaintiffs' next claim is easier to resolve. In the 14D-9, the following statement appears:

                  On September 11, 2002, Pure's board of directors held a telephonic meeting to discuss the Special Committee's request for a clarification of its purposes, powers, authority and independence. After discussion, Pure's board of directors adopted clarifying resolutions.(64)

         This statement is an inaccurate and materially misleading summary of the Pure board's rejection of the Special Committee's request for broader authority. No reasonable reader would know that the Special Committee sought to have the full power of the Pure board delegated to it -- including the power to block the Offer through a rights plan -- and had been rebuffed. No reasonable reader would know that Chessum and Ling (who just a few pages earlier in the 14D-9

-----
(63) In certain going private transactions, the SEC requires that the entire investment banker board presentations books be made public as an exhibit. This requirement has hardly had a deal-stopping effect.

(64) 14D-9 at 23.

had recused themselves from the Pure board's response to the Offer) had reinserted themselves into the process with Unocal's legal advisors and had beaten back this fit of assertiveness by the Special Committee.

         The Pure stockholders would find it material to know that the Special Committee had been denied the powers they sought.(65) As important, they are entitled to a balanced and truthful recitation of events, not a sanitized version that is materially misleading.(66) The plaintiffs have established a probability of success on this issue.

                                       3.

         The plaintiffs' next argument has some of the flavor of a "gotcha" claim. In the S-4, the Pure stockholders are told that the Unocal board authorized the Offer at the specific exchange ratio ultimately used in the Offer. That statement is false because the Unocal board actually gave its management authority to make an offer at a greater exchange ratio than was eventually offered.

         The plaintiffs argue that this false statement is materially misleading. Moreover, they submit that the specific figure authorized by the Unocal board should have been shared with the Pure board by Ling, since he heard it and yet reinjected himself into the negotiations regarding the Special Committee's powers.

         In general, I disagree with the plaintiffs that a controlling stockholder must reveal its reserve price in these circumstances. Our law contemplates the possibility of a price negotiation in negotiated mergers involving a controlling stockholder, a practical impossibility if the reserve

-----
(65) Clements v. Rogers, 790 A.2d 1222, 1242-43 (Del. Ch. 2001) (citing In re Trans World Airlines, Inc. S'holders Litig., 1988 WL 111271, at *5 (Del. Ch. Oct. 21, 1988)).

(66) CIements, 790 A.2d at 1242-43; Matador, 729 A.2d at 295.

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price of the controlling stockholder must be revealed. The same is true in the tender offer context.

         Furthermore, I do not believe that the mere fact that Ling re-entered the Pure board process when the Special Committee sought authority adverse to Unocal's interest means that he had a duty to expose everything he knew about Unocal's negotiating posture. Significant to this conclusion is the absence of any persuasive evidence that the Special Committee was denied any material information from Pure that was available to Unocal in making its bid. Unocal's own subjective reserve price is not such information.

         For these reasons, I do not believe the plaintiffs have a reasonable likelihood of success on this issue. Although I am troubled that the S-4 contains a statement that is literally untrue, the statement is not materially misleading because it in no manner conveys the idea that Unocal either lacks the capacity or the willingness to offer more, if the initial Offer does not find favor.

                                       4.

         The S-4 contains a section discussing the "Key Factors" motivating Unocal's decision to extend the Offer. The plaintiffs contend that this discussion is materially incomplete and misleading in at least two respects. First, the plaintiffs note that the S-4 has an extensive section on minimizing conflicts of interest, which dilates on the constraints that the BOA imposes on Pure. The plaintiffs argue, and I agree, that the discussion omits any acknowledgement of a very real motivating factor for Unocal's offer -- to eliminate the potential exposure to liability Chessum and Ling faced if Unocal began to compete with Pure in Pure's core areas of operation. The record evidence supports the inference that this was a material concern of Unocal's. In order for the disclosure that was made not to be misleading, this concern of Unocal's should be disclosed as well.

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         The plaintiffs' second contention is similar. In its board deliberations on the Offer, Unocal considered a management presentation indicating that Pure was considering "alternative funding vehicles not optimum to Unocal."(67) This appears to be a reference to the Royalty Trust. Although this was highlighted as a concern for its own board, Unocal omitted this motivation from the S-4. This subject is material because the Royalty Trust is an important transaction that could be highly consequential to Pure's future if the Offer does not succeed. The fact that the Royalty Trust's consideration is one of the motivations for Unocal to buy Pure now might factor into a stockholder's determination of whether Unocal has really put its best bid on the table. Moreover, it is necessary to make the rest of the disclosures regarding Unocal's motives not misleading.

                                       5.

         The plaintiffs advance an array of additional and cursorily argued disclosure claims. These claims either have been addressed by supplemental disclosures required by the SEC, do not involve materially important issues, or are too inadequately developed to sustain an injunction application.

                IV. Irreparable Injury And The Balance Of Harms

         This court has recognized that irreparable injury is threatened when a stockholder might make a tender or voting decision on the basis of materially misleading or inadequate information.(68) Likewise, the possibility that structural coercion will taint the tendering process also gives rise, in my view, to injury sufficient to support an injunction. The more tailored relief

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(67) Dallas Dep. Ex. 11.

(68) See e.g., Gilmartin v. Adobe Res. Corp., 1992 WL 71510, at *8 (Del. Ch. Apr. 6, 1992); In re Staples, Inc. S'holders Litig., 792 A.2d at 960.

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of an injunction also has the advantage of allowing a restructured Offer to proceed, potentially obviating the need for a complex, after-the-fact, damages case.(69)

         The defendants would have me deny the request for an injunction on the factual ground that the Offer cannot succeed if Hightower and his fellow managers, as well as the lead plaintiff, live up to their expressed desire not to tender. This may have some basis in fact, although it seems more reliably so only as to the waivable 90% condition, rather than the non-waivable majority of the minority condition. In any event, I am not prepared to gamble when a injunction can be issued that can be lifted in short order if Unocal and the Pure board respond to the concerns addressed in this opinion.

         That is, although I recognize that this court rightly hesitates to deny stockholders an opportunity to accept a tender offer, I believe that the risks of an injunction are outweighed by the need for adequate disclosure and to put in place a genuine majority of the unaffiliated minority condition. Thus, I conclude that the balance of the hardships favors the issuance of a preliminary injunction.

                                 V. Conclusion

         For all these reasons, the plaintiffs' motion for a preliminary injunction is hereby granted, and the consummation of the Offer is hereby enjoined. IT IS SO ORDERED and the parties shall submit a more complete preliminary injunction order for entry within the next 48 hours.

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(69) T. Rowe Price Recovery Fund, L.P. v. Rubin, 770 A.2d 536, 557-59 (Del. Ch.
2000).